Exhibit 99(a)

FOR IMMEDIATE RELEASE	November 22, 2004

NOVA Chemicals announces Alberta pipeline asset sale

Pittsburgh, PA – NOVA Chemicals Corporation today announced it has reached an agreement to sell its interest in the Alberta Ethane Gathering System (AEGS) to Fort Chicago Energy Partners LP (Fort Chicago).

Net cash proceeds from the sale and related agreements will total approximately $93 million Canadian ($78 million U.S.). NOVA Chemicals expects to record an after-tax gain of approximately $39 million U.S. during the fourth quarter of 2004. The transaction is expected to close by the end of the year.

“This transaction not only fits our business strategy but also generates a significant amount of cash that we will use to maximize shareholder returns,” said Jeffrey M. Lipton, President and Chief Executive Officer of NOVA Chemicals. “We are fortunate that the market for assets like the Alberta Ethane Gathering System has been strong while the Canadian dollar hit new highs.”

NOVA Chemicals will continue to transport ethane as one of several shippers on AEGS under its existing long-term ethane transportation agreement and will physically operate and maintain AEGS under a contract with Fort Chicago.

Closing of the sale of NOVA Chemicals’ interest in AEGS and related sales agreements are subject to customary regulatory and other approvals.

NOVA Chemicals is a focused, commodity chemical company that produces ethylene, polyethylene, styrene monomer and styrenic polymers, which are used in a wide range of consumer and industrial goods.  NOVA Chemicals manufactures its products at 18 operating facilities located in the United States, Canada, France, the Netherlands and the United Kingdom.  The company also has five technology centers that support research and development initiatives.  NOVA Chemicals Corporation shares trade on the Toronto and New York stock exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding regulatory and other required approvals; uncertainties regarding post-closing adjustments to price; uncertainties with respect to the consummation of related agreements and other conditions; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.  There can be no assurances that the transactions necessary to transfer ownership interests in AEGS will be successfully consummated or they will be consummated within the anticipated time frame.

Media inquiries, please contact:

North America: Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Beth Eckenrode – Vice President, Investor Relations

Tel: 412.490.4331

E-mail: eckenrb@novachem.com